Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended September 30, 2020

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2020

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended September 30,

($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2020	2019	2020	2019

Revenues	1
Gross Sales		3,812	5,068	10,022	16,190
Less: Royalties		153	332	221	847
		3,659	4,736	9,801	15,343
Expenses	1
Purchased Product		1,408	1,862	3,974	6,344
Transportation and Blending		1,033	1,255	3,307	3,768
Operating		481	529	1,445	1,574
Inventory Write-Down (Reversal)	12	-	16	549	24
Production and Mineral Taxes		-	1	-	1
(Gain) Loss on Risk Management	27	3	-	233	181
Depreciation, Depletion and Amortization	9,13,14,15	1,092	558	2,615	1,668
Exploration Expense	9,13	25	1	32	10
General and Administrative	5	50	72	124	209
Onerous Contract Provisions	21	1	(1)	-	(8)
Finance Costs	6	145	138	391	376
Interest Income		(2)	(3)	(4)	(9)
Foreign Exchange (Gain) Loss, Net	7	(159)	88	168	(265)
Re-measurement of Contingent Payment	20	(31)	(17)	(97)	137
Research Costs		3	6	8	16
(Gain) Loss on Divestiture of Assets		(1)	3	-	7
Other (Income) Loss, Net	8	(17)	(11)	(60)	(4)
Earnings (Loss) Before Income Tax		(372)	239	(2,884)	1,314
Income Tax Expense (Recovery)	10	(178)	52	(658)	(767)
Net Earnings (Loss)		(194)	187	(2,226)	2,081

Net Earnings (Loss) Per Share ($)	11
Basic and Diluted		(0.16)	0.15	(1.81)	1.69

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2020	2019	2020	2019

Net Earnings (Loss)		(194)	187	(2,226)	2,081
Other Comprehensive Income (Loss), Net of Tax	25
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		9	(5)	(3)	(7)
Change in the Fair Value of Equity Instruments at FVOCI (1)		-	-	1	3
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(96)	53	127	(142)
Total Other Comprehensive Income (Loss), Net of Tax		(87)	48	125	(146)
Comprehensive Income (Loss)		(281)	235	(2,101)	1,935

(1)	Fair value through other comprehensive income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	September 30, 2020	December 31, 2019

Assets
Current Assets
Cash and Cash Equivalents		404	186
Accounts Receivable and Accrued Revenues		1,137	1,551
Income Tax Receivable		14	10
Inventories		1,109	1,532
Risk Management	27,28	3	5
Total Current Assets		2,667	3,284
Exploration and Evaluation Assets, Net	1,13	776	787
Property, Plant and Equipment, Net	1,14	25,722	27,834
Right-of-Use Assets, Net	1,15	1,202	1,325
Other Assets	16	207	211
Deferred Income Taxes		11	-
Goodwill	1	2,272	2,272
Total Assets		32,857	35,713

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,549	2,210
Short-Term Borrowings	17	137	-
Lease Liabilities	19	196	196
Contingent Payment	20	20	79
Onerous Contract Provisions	21	18	17
Income Tax Payable		10	17
Risk Management	27,28	6	2
Total Current Liabilities		1,936	2,521
Long-Term Debt	18	7,797	6,699
Lease Liabilities	19	1,637	1,720
Contingent Payment	20	26	64
Onerous Contract Provisions	21	33	46
Decommissioning Liabilities	22	877	1,235
Other Liabilities	23	129	195
Deferred Income Taxes		3,390	4,032
Total Liabilities		15,825	16,512
Shareholders’ Equity		17,032	19,201
Total Liabilities and Shareholders’ Equity		32,857	35,713

Commitments and Contingencies	30

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 24)			(Note 25)

As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,081	-	2,081
Other Comprehensive Income (Loss)	-	-	-	(146)	(146)
Total Comprehensive Income (Loss)	-	-	2,081	(146)	1,935
Stock-Based Compensation Expense	-	7	-	-	7
Dividends on Common Shares	-	-	(183)	-	(183)
As at September 30, 2019	11,040	4,374	2,921	892	19,227

As at December 31, 2019	11,040	4,377	2,957	827	19,201
Net Earnings (Loss)	-	-	(2,226)	-	(2,226)
Other Comprehensive Income (Loss)	-	-	-	125	125
Total Comprehensive Income (Loss)	-	-	(2,226)	125	(2,101)
Stock-Based Compensation Expense	-	9	-	-	9
Dividends on Common Shares	-	-	(77)	-	(77)
As at September 30, 2020	11,040	4,386	654	952	17,032

(1)	Accumulated other comprehensive income (loss) (“AOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2020	2019	2020	2019

Operating Activities
Net Earnings (Loss)		(194)	187	(2,226)	2,081
Depreciation, Depletion and Amortization	9,13,14,15	1,092	558	2,615	1,668
Exploration Expense	9,13	25	1	32	10
Inventory Write-Down (Reversal)		-	16	549	24
Deferred Income Tax Expense (Recovery)	10	(177)	46	(656)	(790)
Unrealized (Gain) Loss on Risk Management	27	(135)	9	7	157
Unrealized Foreign Exchange (Gain) Loss	7	(140)	88	229	(560)
Re-measurement of Contingent Payment	20	(31)	(17)	(97)	137
(Gain) Loss on Divestiture of Assets		(1)	3	-	7
Unwinding of Discount on Decommissioning Liabilities	22	14	15	43	43
Onerous Contract Provisions, Net of Cash Paid	21	(4)	(3)	(12)	(14)
Realized Inventory Write-Down		(14)	(4)	(568)	(55)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		(30)	(12)	(33)	279
Other		9	41	(77)	28
Net Change in Other Assets and Liabilities		(10)	(21)	(58)	(55)
Net Change in Non-Cash Working Capital		328	(73)	275	(415)
Cash From (Used in) Operating Activities		732	834	23	2,545

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	13	(1)	(20)	(42)	(40)
Capital Expenditures – Property, Plant and Equipment	14	(151)	(272)	(567)	(823)
Proceeds From Divestitures		1	-	2	(1)
Net Change in Investments and Other		-	(16)	(4)	(25)
Net Change in Non-Cash Working Capital		15	(35)	(52)	(77)
Cash From (Used in) Investing Activities		(136)	(343)	(663)	(966)

Net Cash Provided (Used) Before Financing Activities		596	491	(640)	1,579

Financing Activities	29
Issuance (Repayment) of Short-Term Borrowings		(159)	-	133	-
Issuance of Long-Term Debt		1,326	-	1,326	-
(Repayment) of Long-Term Debt		-	-	(112)	(1,601)
Net Issuance (Repayment) of Revolving Long-Term Debt		(1,444)	(1)	(220)	4
Principal Repayment of Leases	19	(45)	(39)	(149)	(108)
Dividends Paid on Common Shares	11	-	(60)	(77)	(183)
Cash From (Used in) Financing Activities		(322)	(100)	901	(1,888)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(22)	(18)	(43)	(35)
Increase (Decrease) in Cash and Cash Equivalents		252	373	218	(344)
Cash and Cash Equivalents, Beginning of Period		152	64	186	781
Cash and Cash Equivalents, End of Period		404	437	404	437

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the “Canada Business Corporations Act” and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Conventional, which includes assets rich in NGLs and natural gas within the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas in Alberta and British Columbia and the exploration for heavy oil in the Marten Hills area. The assets include interests in numerous natural gas processing facilities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended September 30,	2020	2019	2020	2019	2020	2019
Revenues
Gross Sales	2,195	2,722	156	131	1,569	2,420
Less: Royalties	129	336	24	(4)	-	-
	2,066	2,386	132	135	1,569	2,420
Expenses
Purchased Product	-	-	-	-	1,444	2,026
Transportation and Blending	1,015	1,249	21	20	-	-
Operating	276	227	81	77	197	255
Inventory Write-Down (Reversal)	-	-	-	-	-	16
Production and Mineral Taxes	-	-	-	1	-	-
(Gain) Loss on Risk Management	137	(7)	-	-	2	(3)
Operating Margin	638	917	30	37	(74)	126
Depreciation, Depletion and Amortization	469	391	75	78	521	65
Exploration Expense	-	1	25	-	-	-
Segment Income (Loss)	169	525	(70)	(41)	(595)	61

			Corporate and Eliminations		Consolidated
For the three months ended September 30,			2020	2019	2020	2019
Revenues
Gross Sales			(108)	(205)	3,812	5,068
Less: Royalties			-	-	153	332
			(108)	(205)	3,659	4,736
Expenses
Purchased Product			(36)	(164)	1,408	1,862
Transportation and Blending			(3)	(14)	1,033	1,255
Operating			(73)	(30)	481	529
Inventory Write-Down (Reversal)			-	-	-	16
Production and Mineral Taxes			-	-	-	1
(Gain) Loss on Risk Management			(136)	10	3	-
Depreciation, Depletion and Amortization			27	24	1,092	558
Exploration Expense			-	-	25	1
Segment Income (Loss)			113	(31)	(383)	514
General and Administrative			50	72	50	72
Onerous Contract Provisions			1	(1)	1	(1)
Finance Costs			145	138	145	138
Interest Income			(2)	(3)	(2)	(3)
Foreign Exchange (Gain) Loss, Net			(159)	88	(159)	88
Re-measurement of Contingent Payment			(31)	(17)	(31)	(17)
Research Costs			3	6	3	6
(Gain) Loss on Divestiture of Assets			(1)	3	(1)	3
Other (Income) Loss, Net			(17)	(11)	(17)	(11)
			(11)	275	(11)	275
Earnings (Loss) Before Income Tax					(372)	239
Income Tax Expense (Recovery)					(178)	52
Net Earnings (Loss)					(194)	187

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

	Oil Sands		Conventional		Refining and Marketing
For the nine months ended September 30,	2020	2019	2020	2019	2020	2019
Revenues
Gross Sales	5,287	8,179	451	501	4,706	7,958
Less: Royalties	193	827	28	20	-	-
	5,094	7,352	423	481	4,706	7,958
Expenses
Purchased Product	-	-	-	-	4,170	6,622
Transportation and Blending	3,268	3,736	63	62	-	-
Operating	785	771	246	257	624	698
Inventory Write-Down (Reversal)	316	-	-	-	233	24
Production and Mineral Taxes	-	-	-	1	-	-
(Gain) Loss on Risk Management	228	38	-	-	(6)	(14)
Operating Margin	497	2,807	114	161	(315)	628
Depreciation, Depletion and Amortization	1,275	1,127	563	247	673	213
Exploration Expense	7	10	25	-	-	-
Segment Income (Loss)	(785)	1,670	(474)	(86)	(988)	415

			Corporate and Eliminations		Consolidated
For the nine months ended September 30,			2020	2019	2020	2019
Revenues
Gross Sales			(422)	(448)	10,022	16,190
Less: Royalties			-	-	221	847
			(422)	(448)	9,801	15,343
Expenses
Purchased Product			(196)	(278)	3,974	6,344
Transportation and Blending			(24)	(30)	3,307	3,768
Operating			(210)	(152)	1,445	1,574
Inventory Write-Down (Reversal)			-	-	549	24
Production and Mineral Taxes			-	-	-	1
(Gain) Loss on Risk Management			11	157	233	181
Depreciation, Depletion and Amortization			104	81	2,615	1,668
Exploration Expense			-	-	32	10
Segment Income (Loss)			(107)	(226)	(2,354)	1,773
General and Administrative			124	209	124	209
Onerous Contract Provisions			-	(8)	-	(8)
Finance Costs			391	376	391	376
Interest Income			(4)	(9)	(4)	(9)
Foreign Exchange (Gain) Loss, Net			168	(265)	168	(265)
Re-measurement of Contingent Payment			(97)	137	(97)	137
Research Costs			8	16	8	16
(Gain) Loss on Divestiture of Assets			-	7	-	7
Other (Income) Loss, Net			(60)	(4)	(60)	(4)
			530	459	530	459
Earnings (Loss) Before Income Tax					(2,884)	1,314
Income Tax Expense (Recovery)					(658)	(767)
Net Earnings (Loss)					(2,226)	2,081

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

B) Revenues by Product

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Upstream
Crude Oil	2,093	2,412	5,156	7,417
Natural Gas	69	47	217	214
NGLs	24	48	103	151
Other	12	14	41	51
Refined Products	1,238	2,087	3,634	6,202
Market Optimization	331	333	1,072	1,756
Corporate and Eliminations	(108)	(205)	(422)	(448)
Consolidated	3,659	4,736	9,801	15,343

C) Geographical Information

	Revenues
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Canada	2,418	2,623	6,089	9,077
United States	1,241	2,113	3,712	6,266
Consolidated	3,659	4,736	9,801	15,343

	Non-Current Assets (1)
As at	September 30, 2020	December 31, 2019
Canada	26,454	28,336
United States	3,725	4,093
Consolidated	30,179	32,429
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Assets by Segment

	E&E Assets (1)		PP&E		ROU Assets
As at	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Oil Sands	615	594	19,974	20,924	667	768
Conventional	161	193	1,679	2,433	3	3
Refining and Marketing	-	-	3,758	4,131	92	77
Corporate and Eliminations	-	-	311	346	440	477
Consolidated	776	787	25,722	27,834	1,202	1,325

	Goodwill		Total Assets
As at	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Oil Sands	2,272	2,272	24,676	26,203
Conventional	-	-	1,909	2,754
Refining and Marketing	-	-	4,989	5,688
Corporate and Eliminations	-	-	1,283	1,068
Consolidated	2,272	2,272	32,857	35,713
(1)	Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Capital Investment (2)
Oil Sands	65	134	337	477
Conventional	12	32	39	61
Refining and Marketing	65	87	172	214
Corporate and Eliminations	6	41	51	107
	148	294	599	859
Acquisition Capital
Oil Sands	1	-	6	2
Conventional	3	-	4	3
Refining and Marketing	-	-	-	4
Total Capital Expenditures	152	294	609	868
(1)	Includes expenditures on PP&E and E&E assets.
(2)	Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2019, except for income taxes and the accounting policies disclosed in Note 3. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended September 30, 2020. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective October 28, 2020.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

4. RECENT DEVELOPMENTS AND IMPACT ON ESTIMATION UNCERTAINTY

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus (“COVID-19”). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic has adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil.

The full extent of the impact of COVID-19 on the Company’s operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.

A full list of the key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2019. The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the interim Consolidated Financial Statements, particularly related to the following key sources of estimation uncertainty:

Recoverable Amounts

Determining the recoverable amount of a cash-generating unit (“CGU”) or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. The severe drop in commodity prices, including refined products, and the decline in market crack spreads due to reasons noted above, have increased the risk of measurement uncertainty in determining the recoverable amounts, especially estimating economic crude oil and natural gas reserves and estimating forward commodity prices.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of a liability and to estimate the future amount of the liability. Market volatility at September 30, 2020 increased the measurement uncertainty inherent in determining the appropriate credit-adjusted discount rate that is used in the estimation of decommissioning liabilities.

Income Tax Provisions

Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. There is increased measurement uncertainty related to the expected total annual earnings due to the reduced demand for crude oil, natural gas and refined products, as well as the fluctuation of commodity prices as a result of COVID-19.

Changes to these assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Salaries and Benefits	35	33	105	97
Administrative and Other	18	19	65	67
Stock-Based Compensation Expense (Recovery)	(3)	20	(15)	45
Other Long-Term Incentive Benefits Expense (Recovery)	-	-	(31)	-
	50	72	124	209

6. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Interest Expense – Short-Term Borrowings and Long-Term Debt	103	97	288	317
Net (Discount) Premium on Redemption of Long-Term Debt (Note 18)	-	-	(25)	(64)
Interest Expense – Lease Liabilities (Note 19)	22	20	66	59
Unwinding of Discount on Decommissioning Liabilities (Note 22)	14	15	43	43
Other	6	6	19	21
	145	138	391	376

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(152)	86	164	(542)
Other	12	2	65	(18)
Unrealized Foreign Exchange (Gain) Loss	(140)	88	229	(560)
Realized Foreign Exchange (Gain) Loss	(19)	-	(61)	295
	(159)	88	168	(265)

8. OTHER (INCOME) LOSS, NET

The Government of Canada passed the Canada Emergency Wage Subsidy (“CEWS”) as part of its COVID-19 Economic Response Plan. The program is effective from March 15, 2020 to the summer of 2021. For the nine months ended September 30, 2020, the Company recorded $40 million in other income from the CEWS program.

9. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount.

2020 Upstream Impairments

As at September 30, 2020, there were no indicators of impairment nor impairment reversals. For the purpose of impairment testing, goodwill is allocated to the CGU of which it relates. There was no impairment of goodwill as at September 30, 2020.

As at March 31, 2020, the Company determined that the carrying amount was greater than the recoverable amount of certain CGUs and recorded an impairment loss of $315 million as additional depreciation, depletion and amortization (“DD&A”) in the Conventional segment. Future cash flows for the CGUs declined primarily due to lower forward commodity prices. The following table summarizes the impairment losses and estimated recoverable amounts by CGU:

Cash-Generating Unit	Impairment Amount	Recoverable Amount
Clearwater	140	306
Kaybob-Edson	175	414

Key Assumptions

The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal (“FVLCOD”). Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at March 31, 2020. All reserves were evaluated as at December 31, 2019 by the Company’s independent qualified reserves evaluators (“IQREs”).

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at March 31, 2020 used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2020	2021	2022	2023	2024	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	31.67	42.57	50.51	58.17	60.66	2.1%
WCS (C$/barrel) (2)	22.56	36.32	46.10	54.85	57.96	2.1%
Edmonton C5+ (C$/barrel)	34.80	51.28	63.07	72.38	75.67	2.1%
AECO (C$/Mcf) (3)	1.90	2.28	2.45	2.58	2.65	2.0%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas. Assumes gas heating value of one million British thermal units per thousand cubic feet (“Mcf”).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount in the impairment testing completed as at March 31, 2020 for the following CGUs:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(15)	15	77	(74)
Elmworth-Wapiti	(16)	16	67	(65)
Kaybob-Edson	(25)	28	75	(73)
Narrows Lake	(369)	457	240	(239)

2020 Refining Impairments

The recovery in demand for refined products from the impact of COVID-19 has lagged expectations resulting in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as potential indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was determined to be greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the Refining and Marketing segment. The recoverable amount of the Borger CGU has been estimated at $692 million, using a discounted cash flow method in accordance with IFRS. No impairment of the Wood River CGU was identified.

Key Assumptions

The recoverable amount (Level 3) of the Borger CGU was determined in accordance with IFRS using FVLCOD and an evaluation of comparable asset transactions. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows include forward crude oil prices, forward crack spreads and the discount rate. Forward crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel.

Crude Oil and Forward Crack Spreads

Forward prices are based on the Management’s best estimate and corroborated with third party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

•	WTI forward prices used for 2021 to 2022 ranged from US$36.36 per barrel to US$50.84 per barrel and 2023 to 2025 ranged from US$49.66 per barrel to US$58.74 per barrel;
•	WTI to West Texas Sour differential used for 2021 to 2022 ranged from US$0.37 per barrel to US$1.73 per barrel and 2023 to 2025 ranged from US$1.21 per barrel to US$1.81 per barrel;
•	Group 3 forward market crack spread used for 2021 to 2022 ranged from US$11.56 per barrel to US$13.23 per barrel and 2023 to 2025 ranged from US$11.79 per barrel to US$16.58 per barrel; and
•	Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.

Discount Rates

Discounted future cash flows are determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have on the calculated recoverable amount in the impairment testing for the following CGU:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	(71)	81	263	(264)

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

2020 ROU Asset Impairments

As at September 30, 2020, there were no indicators of impairment for the Company’s ROU assets. As at March 31, 2020, the temporary suspension of the Company’s crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment expense of $3 million was recorded as additional DD&A.

2019 Upstream Impairments

As at September 30, 2019, forward natural gas prices declined by approximately 15 percent since the Company tested its upstream CGUs for impairment as at December 31, 2018. Therefore, the Company tested its upstream CGUs with natural gas reserves for impairment. As at September 30, 2019, there was no impairment of goodwill or the Company’s CGUs.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the nine months ended September 30, 2020, $7 million and $25 million of previously capitalized E&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable and recorded as exploration expense.

Property, Plant and Equipment, Net

For the nine months ended September 30, 2020, $46 million of previously capitalized PP&E costs were written off as the carrying value was not considered to be recoverable. The impairment was recorded as additional DD&A in the Oil Sands segment.

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Current Tax
Canada	(1)	10	(3)	22
United States	-	(4)	1	1
Total Current Tax Expense (Recovery)	(1)	6	(2)	23
Deferred Tax Expense (Recovery)	(177)	46	(656)	(790)
	(178)	52	(658)	(767)

For the three and nine months ended September 30, 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $663 million for the nine months ended September 30, 2019. In addition, the Company recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Net Earnings (Loss) ($ millions)	(194)	187	(2,226)	2,081

Basic – Weighted Average Number of Shares (millions)	1,228.9	1,228.8	1,228.9	1,228.8
Dilutive Effect of Cenovus NSRs (1) (millions)	-	0.6	-	0.5
Diluted – Weighted Average Number of Shares (millions)	1,228.9	1,229.4	1,228.9	1,229.3

Net Earnings (Loss) Per Share - Basic and Diluted ($)	(0.16)	0.15	(1.81)	1.69
(1)	Net settlement rights (“NSRs”).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

B) Dividends Per Share

The Company temporarily suspended its dividend in response to the low global oil price environment. Prior to the suspension, the Company paid dividends of $77 million or $0.0625 per share in the first three months of 2020 (nine months ended September 30, 2019 – $183 million or $0.15 per share). The declaration of dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.

12. INVENTORIES

As at March 31, 2020, the Company recorded $588 million in non-cash inventory write-downs of its crude oil blend, condensate and refined product inventory. Subsequently, $543 million of inventory that was written down at the end of March was sold and the loss was realized. For the nine months ended September 30, 2020, the Company reversed $39 million of the inventory write-downs related to March product inventories that was still on hand due to improved refined product and crude oil prices.

As at December 31, 2019, the Company recorded a $25 million write-down in refined product inventory.

13. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2019	787
Additions	42
Exploration Expense (Note 9)	(32)
Depletion	(15)
Change in Decommissioning Liabilities	(4)
Exchange Rate Movements and Other	(2)
As at September 30, 2020	776

14. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at December 31, 2019	29,032	333	5,577	1,414	36,356
Additions	344	-	150	73	567
Change in Decommissioning Liabilities	(357)	-	(2)	(3)	(362)
Exchange Rate Movements and Other	(6)	-	123	-	117
Divestitures	(2)	-	-	-	(2)
As at September 30, 2020	29,011	333	5,848	1,484	36,676

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2019	5,675	333	1,596	918	8,522
Depreciation, Depletion and Amortization	1,343	-	188	92	1,623
Impairment Charges (Note 9)	361	-	450	-	811
Exchange Rate Movements and Other	(21)	-	19	-	(2)
As at September 30, 2020	7,358	333	2,253	1,010	10,954

CARRYING VALUE
As at December 31, 2019	23,357	-	3,981	496	27,834
As at September 30, 2020	21,653	-	3,595	474	25,722
(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

15. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at December 31, 2019	509	495	464	10	14	1,492
Additions	-	18	23	5	6	52
Terminations	-	-	(1)	-	-	(1)
Modifications	-	-	1	-	(4)	(3)
Reclassifications	(13)	-	-	-	-	(13)
Re-measurement	-	(13)	19	-	(1)	5
Exchange Rate Movements and Other	(1)	1	-	-	(3)	(3)
As at September 30, 2020	495	501	506	15	12	1,529

ACCUMULATED DEPRECIATION
As at December 31, 2019	32	55	73	3	4	167
Depreciation	21	66	71	2	3	163
Impairment Charges (Note 9)	-	3	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	(1)	-	(2)	-	(2)	(5)
As at September 30, 2020	52	124	141	5	5	327

CARRYING VALUE
As at December 31, 2019	477	440	391	7	10	1,325
As at September 30, 2020	443	377	365	10	7	1,202

(1)	Storage assets include caverns and tanks.

For the nine months ended September 30, 2020, the Company recognized $19 million of lease income (nine months ended September 30, 2019 – $13 million). Lease income is earned on tank subleases, operating leases related to the Company’s real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company’s net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

16. OTHER ASSETS

As at	September 30, 2020	December 31, 2019
Intangible Assets	91	101
Equity Investments (Note 27)	53	52
Net Investment in Finance Leases	52	30
Long-Term Receivables	6	21
Prepaids	5	7
	207	211

17. SHORT-TERM BORROWINGS

Demand Facilities

The Company has uncommitted demand facilities of $1.6 billion in place, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at September 30, 2020, no amount was drawn on these facilities (December 31, 2019 – $nil) and there were outstanding letters of credit aggregating to $457 million (December 31, 2019 – $364 million).

WRB Refining LP (“WRB”) has uncommitted demand facilities of US$300 million (the Company’s proportionate share – US$150 million) available to cover short-term working capital requirements. As at September 30, 2020, US$205 million was drawn on the facilities, of which US$103 million (C$137 million) was the Company’s proportionate share (December 31, 2019 – $nil).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

18. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	September 30, 2020	December 31, 2019
Revolving Term Debt (1)	A	-	265
U.S. Dollar Denominated Unsecured Notes	B	7,868	6,492
Total Debt Principal		7,868	6,757
Debt Discounts and Transaction Costs		(71)	(58)
Long-Term Debt		7,797	6,699
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

A) Committed Credit Facilities

Cenovus has in place a committed revolving credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with maturity dates of November 30, 2022 and November 30, 2023, respectively. In April 2020, the Company added a committed credit facility with capacity of $1.1 billion to further support the Company’s financial resilience in the current market environment. The new facility has a term of 364 days that is renewable for one year at the Company’s request and upon approval by the lenders.

B) U.S. Dollar Denominated Unsecured Notes

On July 30, 2020, Cenovus completed a public offering in the U.S., under the Company’s U.S. base shelf prospectus, of senior unsecured notes in the aggregate principal of US$1.0 billion due in 2025. As at September 30, 2020, US$4.0 billion is available under the base shelf prospectus.

In the three months ended March 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs (Note 6).

The remaining principal amounts of the Company’s U.S. dollar denominated unsecured notes are:

As at September 30, 2020	US$ Principal Amount
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
5.38% due July 15, 2025	1,000
4.25% due April 15, 2027	962
5.25% due June 15, 2037	583
6.75% due November 15, 2039	1,390
4.45% due September 15, 2042	155
5.20% due September 15, 2043	58
5.40% due June 15, 2047	800
5,898

As at September 30, 2020, the Company is in compliance with all of the terms of its debt agreements.

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreements.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

Net Debt to Adjusted EBITDA

As at	September 30, 2020	December 31, 2019
Short-Term Borrowings	137	-
Long-Term Debt	7,797	6,699
Less: Cash and Cash Equivalents	(404)	(186)
Net Debt	7,530	6,513

Net Earnings (Loss)	(2,113)	2,194
Add (Deduct):
Finance Costs	526	511
Interest Income	(7)	(12)
Income Tax Expense (Recovery)	(688)	(797)
Depreciation, Depletion and Amortization	3,196	2,249
E&E Write-Down	104	82
Unrealized (Gain) Loss on Risk Management	(1)	149
Foreign Exchange (Gain) Loss, Net	29	(404)
Re-measurement of Contingent Payment	(70)	164
(Gain) Loss on Divestitures of Assets	(9)	(2)
Other (Income) Loss, Net	(67)	(11)
Adjusted EBITDA (1)	900	4,123

Net Debt to Adjusted EBITDA	8.4x	1.6x
(1)	Calculated on a trailing twelve-month basis.

Net Debt to Capitalization

As at	September 30, 2020	December 31, 2019
Net Debt	7,530	6,513
Shareholders’ Equity	17,032	19,201
	24,562	25,714

Net Debt to Capitalization	31%	25%

Under the terms of Cenovus’s committed credit facilities, the Company is required to maintain a debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

19. LEASE LIABILITIES

Total
As at December 31, 2019	1,916
Additions	48
Interest Expense (Note 6)	66
Lease Payments	(215)
Terminations	(1)
Modifications	(3)
Re-measurement	5
Exchange Rate Movements and Other	17
As at September 30, 2020	1,833
Less: Current Portion	196
Long-Term Portion	1,637

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, service rig, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Variable Lease Payments	4	5	11	15
Short-Term Lease Payments	1	3	4	10

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

20. CONTINGENT PAYMENT

Total
As at December 31, 2019	143
Re-measurement (1)	(97)
Liabilities Settled or Payable	-
As at September 30, 2020	46
Less: Current Portion	20
Long-Term Portion	26
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at September 30, 2020, no amount was payable under this agreement (December 31, 2019 – $14 million).

21. ONEROUS CONTRACT PROVISIONS

Total
As at December 31, 2019	63
Liabilities Settled	(14)
Change in Assumptions	5
Change in Discount Rate	(5)
Unwinding of Discount on Onerous Contract Provisions	2
As at September 30, 2020	51
Less: Current Portion	18
Long-Term Portion	33

The provision for onerous contracts relates to the non-lease components of the Company’s real estate contracts consisting of operating costs and unreserved parking. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate between 6.0 percent and 7.4 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

22. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

Total
As at December 31, 2019	1,235
Liabilities Incurred	5
Liabilities Settled	(36)
Change in Discount Rate	(371)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	43
Foreign Currency Translation	1
As at September 30, 2020	877

The undiscounted amount of the estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.7 percent as at September 30, 2020 (December 31, 2019 – 4.9 percent). The discount rate increased primarily due to a change in the Company’s credit rating as a result of the current economic environment.

23. OTHER LIABILITIES

As at	September 30, 2020	December 31, 2019
Employee Long-Term Incentives	22	103
Pension and Other Post-Employment Benefit Plan	84	73
Other	23	19
	129	195

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

24. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	September 30, 2020		December 31, 2019
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,828	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 26)	42	-	38	-
Outstanding, End of Period	1,228,870	11,040	1,228,828	11,040

There were no preferred shares outstanding as at September 30, 2020 (December 31, 2019 – nil).

As at September 30, 2020, there were 27 million (December 31, 2019 – 26 million) common shares available for future issuance under the stock option plan.

25. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2018	(7)	15	1,030	1,038
Other Comprehensive Income (Loss), Before Tax	(9)	3	(142)	(148)
Income Tax Expense	2	-	-	2
As at September 30, 2019	(14)	18	888	892

As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(4)	1	127	124
Income Tax Expense	1	-	-	1
As at September 30, 2020	(5)	28	929	952

26. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2020	(thousands)	(thousands)
NSRs	30,795	20,576
PSUs	8,355	-
RSUs	8,873	-
DSUs	1,502	1,502

The weighted average exercise price of NSRs outstanding as at September 30, 2020 was $18.59.

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2020	(thousands)	(thousands)
NSRs	5,783	42
PSUs	2,784	1,096
RSUs	2,678	2,172
DSUs	291	60

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

In the nine months ended September 30, 2020, 42 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (Note 24).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
NSRs	3	2	9	7
PSUs	(2)	4	(9)	6
RSUs	(3)	11	(8)	24
DSUs	(1)	3	(7)	8
Stock-Based Compensation Expense (Recovery)	(3)	20	(15)	45
Stock-Based Compensation Costs Capitalized	1	6	(4)	15
Total Stock-Based Compensation	(2)	26	(19)	60

27. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2020, the carrying value of Cenovus’s long-term debt was $7,797 million and the fair value was $7,307 million (December 31, 2019 carrying value – $6,699 million, fair value – $7,610 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity investments classified at FVOCI:

Total
As at December 31, 2019	52
Change in Fair Value (1)	1
As at September 30, 2020	53
(1)	Changes in fair value are recorded in other comprehensive income (loss).

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures and, if entered into, options, condensate futures and swaps, foreign exchange swaps, interest rate swaps and cross currency interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

Summary of Unrealized Risk Management Positions

	September 30, 2020			December 31, 2019
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil and Condensate	3	6	(3)	5	2	3

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2020	December 31, 2019
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(3)	3

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table summarizes the changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2019	3
Fair Value of Contracts Realized During the Period	226
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(233)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
As at September 30, 2020	(3)

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian to U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.7 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at September 30, 2020, the fair value of the contingent payment was estimated to be $46 million (December 31, 2019 – $143 million).

As at September 30, 2020, average WCS forward pricing for the remaining term of the contingent payment is $37.41 per barrel. The average implied volatility of WTI options and the Canadian to U.S. foreign exchange rate options used to value the contingent payment were 37.5 percent and 6.8 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at September 30, 2020	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(43)	27
WTI Option Volatility	± five percent	(17)	15
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	7	(9)

D) Earnings Impact of (Gain) Loss From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2020	2019	2020	2019
Realized (Gain) Loss (1)	138	(9)	226	24
Unrealized (Gain) Loss (2)	(135)	9	7	157
(Gain) Loss on Risk Management	3	-	233	181
(1)	Realized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gain and loss on risk management are recorded in the Corporate and Eliminations segment.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

28. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

A) Commodity Price, Interest Rate and Foreign Currency Risk

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at September 30, 2020, there were no interest rate, foreign exchange or cross currency interest rate swap contracts outstanding.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to help capture the incremental margin expected to be received in future periods at the time products will be sold. To mitigate overall exposure to the fluctuations in commodity prices, the Company may also enter into financial positions to protect the near-term and future cash flows. As at September 30, 2020, the fair value of financial positions was a net liability of $3 million and consisted of crude oil and condensate instruments.

Net Fair Value of Risk Management Positions

As at September 30, 2020	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts
WTI Fixed - Sell	107,066 bbls/d	October 2020 - March 2021	US$38.82/bbl	(43)
WTI Fixed - Buy	65,533 bbls/d	October 2020 - March 2021	US$37.90/bbl	40
WCS (Alberta) Differential - Sell	14,338 bbls/d	November 2020 - March 2021	US($13.80)/bbl	(6)
WCS (Alberta) Differential - Buy	7,782 bbls/d	November 2020 - December 2021	US($13.45)/bbl	3
WCS (Houston) Differential - Sell	3,444 bbls/d	November 2020 - March 2021	US($3.25)/bbl	-
WCS (Houston) Differential - Buy	1,000 bbls/d	January 2021 - March 2021	US($3.60)/bbl	-
Belvieu Fixed - Sell	1,359 bbls/d	October 2020 - December 2020	US$36.77/bbl	-
Belvieu Fixed - Buy	8,043 bbls/d	October 2020 - December 2020	US$35.94/bbl	1
Condensate Differential - Buy	2,371 bbls/d	November 2020 - March 2021	US($3.45)/bbl	2
Other Financial Positions (4)				-
Total Fair Value				(3)
(1)	Barrels per day (“bbls/d”). Barrel (“bbl”).
(2)

Notional volumes and weighted average prices represent for various contracts over the respective terms. The notional volumes and weighted average prices may fluctuate from month to month as it represents the averages for various individual contracts with different terms.

(3)	Contract terms represents averages for various individual contracts with different terms and range from one to fourteen months.
(4)	Other financial positions consist of risk management positions related to natural gas contracts and the Company’s Refining and Marketing segment.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

The impact of fluctuating commodity prices and foreign exchange on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per barrel Applied to WTI and Condensate Hedges	(47)	47
Crude Oil Differential Price	± US$2.50 per barrel Applied to Differential Hedges Tied to Production	(1)	1

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company’s Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

As at September 30, 2020, approximately 95 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases was 0.8 percent as at September 30, 2020 (December 31, 2019 – 0.3 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 18, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company’s overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facilities and uncommitted demand facilities as well as availability under its base shelf prospectus. As at September 30, 2020, Cenovus had $404 million in cash and cash equivalents, $5.6 billion available on its committed credit facilities, $1.1 billion available on its uncommitted demand facilities, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. A further US$47 million representing the Company's available proportionate share of the WRB uncommitted demand facilities is available. In addition, Cenovus has unused capacity of US$4.0 billion under its base shelf prospectus, the availability of which is dependent on market conditions.

Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,549	-	-	-	1,549
Short-Term Borrowings (1)	137	-	-	-	137
Risk Management Liabilities (2)	6	-	-	-	6
Long-Term Debt (1)	403	2,059	2,060	9,178	13,700
Contingent Payment (3)	20	28	-	-	48
Lease Liabilities (1)	267	465	397	1,447	2,576

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,210	-	-	-	2,210
Risk Management Liabilities (2)	2	-	-	-	2
Long-Term Debt (1)	344	1,338	1,465	9,326	12,473
Contingent Payment	79	69	-	-	148
Lease Liabilities (1)	277	466	410	1,544	2,697
(1)	Principal and interest, including current portion if applicable.
(2)	Risk management liabilities subject to master netting agreements.
(3)	Refer to Note 27C for fair value assumptions.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

29. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at January 1, 2019	-	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(183)	-	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	4	-
Principal Repayment of Leases	-	-	-	(108)
Non-Cash Changes:
Dividends Declared	183	-	-	-
Foreign Exchange (Gain) Loss	-	-	(264)	(7)
Lease Additions	-	-	-	311
Lease Terminations	-	-	-	(11)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(67)	-
Other	-	-	3	-
As at September 30, 2019	-	-	7,239	1,679

As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:
Dividends Paid	(77)	-	-	-
Net Issuance (Repayment) of Short-Term Borrowings	-	133	-	-
Issuance of Long-Term Debt	-	-	1,326	-
(Repayment) of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(220)	-
Principal Repayment of Leases	-	-	-	(149)
Non-Cash Changes:
Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	4	127	17
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(22)	-
Lease Additions	-	-	-	48
Lease Terminations	-	-	-	(1)
Lease Modifications	-	-	-	(3)
Re-measurement of Lease Liabilities	-	-	-	5
Other	-	-	(1)	-
As at September 30, 2020	-	137	7,797	1,833

30. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2019.

As at September 30, 2020, total commitments were $23 billion, of which $22 billion were for various transportation and storage commitments. Transportation commitments include $14 billion (December 31, 2019 – $13 billion) that are subject to regulatory approval or have been approved but are not yet in service. Terms are up to 20 years subsequent to the date of commencement and should help align with the Company’s future transportation requirements with anticipated production growth.

As at September 30, 2020, there were outstanding letters of credit aggregating $457 million issued as security for performance under certain contracts (December 31, 2019 – $364 million).

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended September 30, 2020

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at September 30, 2020, the estimated fair value of the contingent payment was $46 million (see Note 20).

31. SUBSEQUENT EVENT

Husky Merger

On October 25, 2020, Cenovus and Husky Energy Inc. (TSX: HSE) announced that they have entered into a definitive agreement to combine the companies in an all-stock transaction to create a new integrated Canadian oil and natural gas company. Upon completion of the transaction, which will require shareholder and regulatory approval, the combined entity will operate as Cenovus.

Cenovus Energy Inc. – Q3 2020 Interim Consolidated Financial Statements	28